UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-38430

Meta Data Limited

(Translation of registrant’s name into English)

2161 North Zhongshan Road

Putuo District, Shanghai 200333

People’s Republic of China

Telephone: +86-21- 2250-5999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

Closing of Private Placement

As disclosed on Meta Data Limited’s (the “Company”) Form 6-K filed with the Securities and Exchange Commission on August 11, 2022, the Company entered into certain securities purchase agreement on August 9, 2022 (the “SPA”) with certain non-affiliated and accredited “non-U.S. Persons”, (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 21,404,109,589 units (the “Units”) each consisting of one Class A Ordinary Shares of the Company, par value $0.000001 per share (the “Shares”) and a warrant (the “Warrant”) to purchase 0.5 Shares. The purchase price of each Unit was $0.001168.

On September 1, 2022, the Offering closed as all the conditions of the SPA have been satisfied and the Company issued the Shares and the Warrants to the Purchasers. The gross proceeds to the Company from the Offering was $25,000,000 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 2, 2022

Meta Data Limited

By:	/s/ Xiaoming Li
Name:	Xiaoming Li
Title:	Chief Executive Officer

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